Exhibit 99.1

Sphere 3D Announces Agreement to Acquire Exclusive Rights for
Assignment of Cryptocurrency Mining Assets

Agreement includes the rights to secure up to 220,000 miners on pre-negotiated terms and a lease for a 200,000 square foot carbon neutral facility for Bitcoin Mining

TORONTO, ON, August 5, 2021 - Sphere 3D Corp. (Nasdaq: ANY) ("Sphere 3D" or the "Company"), a company delivering containerization, virtualization, and data management solutions, announces it has entered into an agreement (the "Agreement") with Hertford Advisors Ltd. ("Hertford"), a privately-held company that provides turnkey mining solutions, to provide a six month exclusive right to assume all of Hertford's rights to a number of bitcoin mining agreements (the "Bitcoin Agreements").

The Company has successfully assumed and executed the first Bitcoin Agreement directly with the manufacturer, for the purchase of up to 60,000 new bitcoin mining machines ("miners"), with deliveries to commence in November 2021 and continue over the course of the next ten months. Upon completion of delivery, this will give Sphere 3D 5.7 Exahash of computing power.

"This is a significant milestone for Sphere 3D as we look to the future", says Peter Tassiopoulos, Sphere 3D's CEO. "We are pleased to have the opportunity to place Sphere 3D as a leader in the space with state of the art miners, in a very competitive market where time to delivery is paramount. We continue to look for ways to increase shareholder value while remaining true to our commitment to ESG principles. We believe that this series of transactions could have significant revenue and cost synergies across our value chain."

Details of the Transactions

In exchange for the assignment of the contracts from Hertford, for which Sphere 3D has the right, but not the obligation, to complete, and subject to receipt of all necessary regulatory approvals and execution of definitive agreements, Sphere 3D will issue to Hertford Common Shares, as well as shares of a new series of preferred stock in the Company, based upon the achievement of certain milestones. Those milestones include the assumption of two additional contracts, outside of the 60,000 miner agreement previously mentioned in this release, for the purchase of up to an additional 160,000 miners (for a total of 220,000), and the right to complete negotiations to secure a long-term contract for a 200,000 square foot crypto mining facility to be supplied with up to 1GW of carbon-neutral power and 1GW of power from the grid as backup, for which the lessor will contractually agree to offset all carbon emissions when grid power is utilized. If all contracts are executed, Sphere 3D will have 21.5 Exahash computing power.  Upon assignment of the contracts, the Company will issue an aggregate of 4,500,000 Common Shares to Hertford Advisors, Ltd.  Additional consideration will be granted as other key milestones are achieved.  The shares issued by the Company shall be subject to lock up and leak out agreements, with the initial release starting six months after issuance of the securities, and continuing until two years following the issuance of the securities.

As previously disclosed, the Company entered into a definitive merger agreement with Gryphon on June 3, 2021, which is expected to close in the 4th Quarter 2021. Gryphon is committed to 100% renewable Bitcoin mining and currently holds 720 PH/s computing power. This agreement secures access to additional mining capacity and creates new revenue opportunities within Sphere 3D's existing business.

About Sphere 3D

Sphere 3D Corp. (NASDAQ: ANY) has a portfolio of brands, including HVE ConneXions, Unified ConneXions and SnapServer®, dedicated to helping customers achieve their IT goals. For more information on Sphere 3D, please visit www.sphere3d.com.

No Offer or Solicitation

This communication shall not constitute an offer to sell, the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Any statements in this press release that are not statements of historical fact constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include, but are not limited to, statements regarding the proposed merger and other contemplated transactions (including statements relating to satisfaction of the conditions to and consummation of the proposed merger, the expected ownership of the combined company and the ability of the combined company to raise additional capital to complete its purchase of the Hertford assigned equipment contracts and the Gryphon business and opportunities relating to or resulting from the merger), and statements regarding the nature, potential approval and commercial success of Gryphon and its product line and the miners provided by Hertford, risks related to Gryphon's ability to correctly estimate and manage its operating expenses and its expenses associated with the proposed merger pending closing; the ability of Gryphon to report accurate audited financials, the ability to install and integrate the miners provided by Hertford, the effects of having shares of capital stock traded on the Nasdaq Capital Market, Gryphon's management team's ability to execute the post-merger operations, Gryphon's and the post-merger combined company's financial resources and cash expenditures. Forward-looking statements are usually identified by the use of words such as "believes," "anticipates," "expects," "intends," "plans," "ideal," "may," "potential," "will," "could" and similar expressions. Actual results may differ materially from those indicated by forward-looking statements as a result of various important factors and risks. These factors, risks and uncertainties include, but are not limited to: risks relating to the completion of the purchase of the miners from Hertford, including to raise additional capital to finance the ongoing operations of the business and the need for stockholder approval in connection with the issuance of Common Shares; risks relating to the completion of the Gryphon merger, including the need for stockholder approval and the satisfaction of closing conditions; risks related to Sphere 3D' ability to correctly estimate and manage its operating expenses and its expenses associated with the proposed merger pending closing; the cash balances of the combined company following the closing of the merger; the ability of Sphere 3D to remain listed on the Nasdaq Capital Market; the risk that as a result of adjustments to the exchange ratio, Sphere 3D shareholders, Gryphon stockholders or Hertford stockholder could own more or less of the combined company than is currently anticipated. In addition, the forward-looking statements included in this press release represent Sphere 3D, Gryphon's and Hertford's views as of the date hereof. Sphere 3D, Gryphon and Hertford anticipate that subsequent events and developments will cause their respective views to change. However, while Sphere 3D, Gryphon and Hertford may elect to update these forward-looking statements at some point in the future, Sphere 3D, Gryphon and Hertford specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Sphere 3D's, Gryphon's or Hertford's views as of any date subsequent to the date hereof.

Investor Contact

Kurt Kalbfleisch

+1-858-495-4211

investor.relations@sphere3d.com